UNITED STATESSECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one) G Form 10-K G Form 20-F G Form 11-K : Form 10-Q G Form N-SAR G Form N-CSR

              For Period Ended:   January 2, 2005
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               G  Transition Report on Form 10-K
               G  Transition Report on Form 20-F
               G  Transition Report on Form 11-K
               G  Transition Report on Form 10-Q
               G  Transition Report on Form N-SAR
              For the Transition Period Ended:
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           Read attached instruction sheet before preparing form. Please print or type
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I BC REGISTRATION INFORMATION

Full Name of Registrant      Benihana Inc.
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  Former Name if Applicable

  8685 Northwest 53rd Terrace
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  Address of Principal Executive Office (Street and Number)

  City, State and Zip Code     Miami, Florida 33166
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PART II C RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
         (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
   :          Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III C NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant leases a substantial number of properties on which significant improvements have been constructed. Several other publicly-traded restaurant companies have recently announced that they have restated, or intend to restate, previously issued financial statements to correct errors in lease accounting. The registrant is currently reviewing its accounting treatment for leases, including depreciation of related leasehold improvements. The registrant has not yet determined whether its historical financial statements regarding this issue will require modification.

If the registrant determines that its historical accounting treatment in this regard requires modification, adjustments to the financial statements for the quarter ended January 2, 2005 and one or more prior fiscal years may be required. Because the registrant and its Audit Committee have not yet made a determination on this matter, the registrant is unable to complete the preparation of the registrant’s financial statements for the quarter ended January 2, 2005 prior to the prescribed due date of February 11, 2005 for the related Form 10-Q. While a review of the accounting treatment for leases is underway by the registrant and its Audit Committee, any effect of this issue on historical financial statements is not expected to have any material impact on the registrant’s cash flow, cash position, earnings from operations or compliance with any covenants of its bank credit agreements.

PART IV C OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

             Michael R. Burris                     (800)                     327-3369
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                  (Name)                        (Area Code)             (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934
     or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
                                                                                               Yes :    No  G

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                               Yes G  No :
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                               Benihana Inc.
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    Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date:  February 14, 2005                                    By:  /s/ Michael R. Burris
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                                                               Michael R. Burris
                                                               Senior Vice President - Finance and
                                                               Chief Financial Officer